SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Fiscal Council of Ambev S.A.

held on February 27, 2019, drawn up in summary form

1.	Date, Time and Venue:On February 27th, 2019, at 12:30pm, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.
2.

Call and Attendance:Meeting with attendance of the effective members of the Fiscal Council: Messrs. José Ronaldo Vilela Rezende, Ary Waddington and Aldo Luiz Mendes, as well as the alternate member Mr. Vinicius Balbino Bouhid. Justified absense from the alternate member, Mr. Emanuel Sotelino Schifferle. Secretary: Nicole Schulze-Blanck Brink.

3.	Resolutions:

3.1.        The Fiscal Council expressed its approval of the financial statements for the fiscal year ended on December 31st, 2018, the allocation of the result for the fiscal year and the Management Report, and issued its opinion as provided on Exhibit I, which will be published together with the financial statements for 2018.

4.	Closure:With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, February 27th, 2019.

/s/ José Ronaldo Vilela Rezende	/s/ Aldo Luiz Mendes
/s/ Ary Waddington	/s/ Vinicius Balbino Bouhid
/s/ Nicole Schulze-Blanck Brink Secretary

Ata de Reunião do Conselho Fiscal

27 de fevereiro de 2019

EXHIBIT I

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

FISCAL COUNCIL OPINION

The Fiscal Council of Ambev S.A. ("Company") examined, in accordance with its duties set forth on the Company's Bylaws, on its Internal Regulations and on subsections of art. 163 of Law 6,404/76, as amended: (i) the auditor's report issued without qualification by Deloitte Touche Tohmatsu; and (ii) the report on the Company's performance by the Chief Financial and Investor Relations Officer. Based on the examined documents and clarifications, the undersigned effective members of the Fiscal Council expressed their opinion on the approval of the Management Report, the Financial Statements for the year ended on December 31st, 2018 and the allocation of net income of said fiscal year and the distribution of dividends and interest on own capital as provided on the Financial Statements at the Annual General Meeting.

São Paulo, February 27th, 2019.

/s/ José Ronaldo Vilela Rezende	/s/ Aldo Luiz Mendes
/s/ Ary Waddington

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer